UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

SOUNDBITE COMMUNICATIONS, INC.

(Name of Subject Company)

SONAR MERGER SUB INC.,

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James M. Rene

Chief Legal Officer

Genesys

2001 Junipero Serra Blvd.

Daly City, California 94014

(650) 466-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert Schwenkel, Esq.

Brian Mangino, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,849,536.24	$12,664.68

*	Estimated for purposes of calculating the filing fee only. The transaction value was calculated by adding the sum of (i) 16,552,544 outstanding shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; (ii) 321,102 restricted stock units of SoundBite Communications, Inc. multiplied by the offer price of $5.00 per share; and (iii) 3,212,616 shares of common stock, par value $0.001 per share, of SoundBite Communications, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, multiplied by an amount equal to $5.00 minus the weighted average exercise price for such options of $2.36 per share. The calculation of the filing fee is based on information provided by SoundBite Communications, Inc. as of June 1, 2013, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$12,664.68	Filing Party:	Sonar Merger Sub Inc. and Genesys Telecommunications Laboratories, Inc

Form or Registration No.:	Schedule TO	Date Filed:	June 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 4, 2013 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock par value $0.001 per share (each a “Share” and collectively, the “Shares”), of SoundBite Communications, Inc., a Delaware corporation (“SoundBite”), at a purchase price of $5.00 per Share, net to the seller in cash without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Sonar Merger Sub Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Genesys”), on June 4, 2013, as amended by this Amendment No. 2 and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by SoundBite on June 4, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by SoundBite stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 20, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among SoundBite, Genesys and Offeror.

Documentation relating to the Offer has been mailed to SoundBite stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to AST Phoenix Advisors, the Information Agent for the Offer, at 6201 15th Avenue, Brooklyn, New York 11219, or by calling toll-free at (877) 478-5038.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.

Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following new paragraph to the end of the sub-section captioned “Legal Proceedings”:

“On June 24, 2013, counsel for the parties in the Gravener Action, entered into a term sheet (the “Term Sheet”) in which they agreed on the terms of a settlement of the Gravener Action. The proposed settlement is conditioned upon, among other things, final approval of the proposed settlement by the Superior Court Department of the Trial Court of Middlesex County, Massachusetts (the “Court”).

Pursuant to the terms of the Term Sheet, SoundBite has agreed to make certain supplemental disclosures related to the Transaction, all of which are set forth herein. In addition, in connection with the settlement and as provided in the Term Sheet, the parties have agreed to attempt in good faith to agree promptly on a fee amount to be paid to plaintiff’s counsel, and plaintiff, on behalf of the stockholder class, has agreed to provide a customary release of, among others, defendants, their affiliates, and their financial advisors, from, among other things, all claims that were asserted or that could have been asserted by SoundBite’s stockholders in connection with the allegations and events described in the complaint. If an agreement on a fee amount to be paid to plaintiff’s counsel is not reached, defendants reserve their rights to contest and oppose the fee application. The parties have also agreed in the Term Sheet that they shall jointly request that the Court stay the Gravener Action with the exception of confirmatory discovery reasonably necessary to confirm the fairness of the settlement. Plaintiff has further agreed to cooperate with defendants in obtaining the stay, dismissal or withdrawal of any action that is later filed in state or federal court asserting claims that are related to the subject matter of the Gravener Action or the transaction between SoundBite and Genesys (the “Transaction”) prior to the Court’s final approval of the proposed settlement.

Notwithstanding the Term Sheet, there can be no assurance that the Transaction will be consummated or that the Court will approve the settlement contemplated by the Term Sheet. In such event, the proposed settlement as contemplated by the Term Sheet may not be effectuated. The settlement will not affect the amount of the consideration that SoundBite’s stockholders are entitled to receive in the Transaction.

Defendants deny all liability with respect to the facts and claims alleged in the Gravener Action and specifically deny that any breach of fiduciary duty occurred or that any further disclosure is required to supplement this Schedule TO or the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, to avoid the risk that the Gravener Action may delay or otherwise adversely affect the consummation of the Transaction, to minimize the expense and uncertainty of defending such action, and to provide additional information to SoundBite’s stockholders at a time and in a manner that would not cause any delay of the Transaction, defendants have agreed to the terms of the proposed settlement described above.

        This summary does not purport to be complete and is qualified in its entirety by reference to the Term Sheet, which has been filed as Exhibit (a)(10) hereto and is incorporated by reference.”

Item 12.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(D)	Term Sheet, dated June 24, 2013 (Gravener v. SoundBite Communications, et al.) (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by SoundBite with the SEC on June 25, 2013).

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SONAR MERGER SUB INC.

Dated: June 25, 2013	By:	/s/ James Budge
Name: James Budge Title: Chief Financial Officer

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

Dated: June 25, 2013	By:	/s/ James Budge
Name: James Budge Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated June 4, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on June 4, 2013.*

(a)(5)(A)	Joint Press Release, dated May 20, 2013, issued by Genesys and SoundBite (incorporated by reference to the Schedule TO-C filed by Genesys and Offeror with the SEC on May 20, 2013).*

(a)(5)(B)	Press Release, dated June 4, 2013, issued by Genesys.*

(a)(5)(C)	Class Action Complaint, dated June 17, 2013 (Gravener v. SoundBite Communications, Inc., et al.) (incorporated by reference to Exhibit (a)(9) to the Schedule 14D-9/A filed by SoundBite with the SEC on June 18, 2013).*

(a)(5)(D)	Term Sheet, dated June 24, 2013 (Gravener v. SoundBite Communications, et al.) (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9/A filed by SoundBite with the SEC on June 25, 2013).

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 20, 2013, by and among Genesys, Offeror and SoundBite (incorporated by reference to Exhibit 2.1 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(2)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Commonwealth Capital Ventures III, L.P. (incorporated by reference to Exhibit 2.2 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(3)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and CCV III Associates L.P. (incorporated by reference to Exhibit 2.3 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(4)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-A, L.P. (incorporated by reference to Exhibit 2.4 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(5)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and North Bridge Venture Partners IV-B, L.P. (incorporated by reference to Exhibit 2.5 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013). *

(d)(6)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and James A. Milton. (incorporated by reference to Exhibit 2.6 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(7)	Tender and Support Agreement, dated as of May 20, 2013, Genesys, Offeror and Timothy R. Segall. (incorporated by reference to Exhibit 2.7 to SoundBite’s Current Report on Form 8-K, File No. 001-33790, filed with the SEC on May 21, 2013).*

(d)(8)	Confidentiality Agreement, dated February 27, 2013, between SoundBite and Greeneden U.S. Holdings II, LLC.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.